                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One):

  X     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
------  OF 1934

                   For the fiscal year ended December 31, 1999

                                       OR

        TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ------ ACT OF 1934

            For the transition period from __________ to ___________


                         Commission file number 1-13782

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

 Westinghouse Air Brake Technologies Corporation 401(k) Savings Plan for
    Employees of Former MotivePower Industries Group (formerly, MotivePower
                         Industries, Inc. Savings Plan)


B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office.


                 Westinghouse Air Brake Technologies Corporation
                              1001 Air Brake Avenue
                              Wilmerding, PA 15148

WESTINGHOUSE AIR BRAKE TECHNOLOGIES CORPORATION 401(K) SAVINGS PLAN FOR EMPLOYEES OF FORMER MOTIVEPOWER INDUSTRIES GROUP (FORMERLY, MOTIVEPOWER INDUSTRIES, INC. SAVINGS PLAN)

Form 11-K
Annual Report Pursuant To Section 15(D) of the Securities Exchange Act of 1934
For The Fiscal Years Ended December 31, 1999 and 1998

       WESTINGHOUSE AIRBRAKE TECHNOLOGIES CORPORATION 401(k) SAVINGS PLAN

              FOR EMPLOYEES OF FORMER MOTIVEPOWER INDUSTRIES GROUP

                           ANNUAL REPORT ON FORM 11-K

                 FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                TABLE OF CONTENTS

                                                                        Page

Reports of Independent Public Accountants                              2 and 3

Statements of Net Assets Available for Plan Benefits,
   December 31, 1999 and 1998                                          5 and 6

Statement of Changes in Net Assets Available for Plan Benefits
    for the Years Ended December 31, 1999                                 7

Notes to Financial Statements                                             8

Supplemental Schedule:

Item 4i - Schedule of Assets Held for Investment Purposes
    At End of Year, December 31, 1999                                 Schedule I

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Westinghouse Airbrake Technologies Corporation 401(k) Savings Plan for Employees of Former MotivePower Industries Group and Participants:

We have audited the accompanying statement of net assets available for benefits of the Westinghouse Airbrake Technologies Corporation 401(k) Savings Plan for Employees of Former MotivePower Industries Group (formerly, MotivePower Industries, Inc. Savings Plan) as of December 31, 1999 and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such financial statement referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and the changes in its net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States.

Our audit of the Plan's financial statement as of and for the year ended December 31, 1999, was made for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule listed in the table of contents as of December 31, 1999 and for the year ended December 31, 1999 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 1999, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP

Pittsburgh, Pennsylvania
June 23, 2000

INDEPENDENT AUDITORS' REPORT

To the Westinghouse Airbrake Technologies Corporation 401(k) Savings Plan for Employees of Former MotivePower Industries Group and Participants:

We have audited the accompanying statements of net assets available for benefits of the Westinghouse Airbrake Technologies Corporation 401(k) Savings Plan for Employees of Former MotivePower Industries Group (formerly, MotivePower Industries, Inc. Savings Plan) as of December 31, 1998 and the related statement of changes in net assets available for benefits for the year ended December 31, 1998, not separately presented herein. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements referred to above present fairly in all material respects, the net assets available for benefits of the Plan as of December 31, 1998 and the changes in its net assets available for benefits for the year ended December 31, 1998 in conformity with generally accepted accounting principles.



/s/ Grossman Yanak & Ford LLP

Grossman Yanak & Ford LLP
Pittsburgh, Pennsylvania

June 11, 1999

       WESTINGHOUSE AIRBRAKE TECHNOLOGIES CORPORATION 401(k) SAVINGS PLAN
                                FOR EMPLOYEES OF

                       FORMER MOTIVEPOWER INDUSTRIES GROUP

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1999



                                                       Total
                                                    -----------

                     ASSETS

INVESTMENTS, at fair value:
   Wabtec Corporation common stock                  $ 6,065,494
   Registered investment companies                   25,116,850
   Loans to participants                                839,282
                                                    -----------

         Total investments                           32,021,626
                                                    -----------

RECEIVABLES:

   Employer                                             150,287
   Participant                                          301,712
                                                    -----------

         Total receivables                              451,999
                                                    -----------

         Total assets                               $32,473,625
                                                    ===========

                  LIABILITIES

EMPLOYER CONTRIBUTION PAID IN ADVANCE               $    51,976
                                                    -----------

         Net assets available for benefits          $32,421,649
                                                    ===========





        The accompanying notes are an integral part of these statements.

       WESTINGHOUSE AIRBRAKE TECHNOLOGIES CORPORATION 401(k) SAVINGS PLAN
                                FOR EMPLOYEES OF

                       FORMER MOTIVEPOWER INDUSTRIES GROUP

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1998


                                                                        Non-
                                                    Participant     Participant
                                                      Directed        Directed          Total
                                                      --------        --------          -----
                     ASSETS

INVESTMENTS, at fair value:
   MotivePower common stock                         $ 4,161,430     $ 3,898,323      $ 8,059,753
   Registered investment companies                   14,490,715              --       14,490,715
   Loans to participants                                681,423              --          681,423
                                                    -----------     -----------      -----------

         Total investments                           19,333,568       3,898,323       23,231,891
                                                    -----------     -----------      -----------

RECEIVABLES:

   Employer                                              85,213              --           85,213
   Participant                                          134,911              --          134,911
                                                    -----------     -----------      -----------

         Total receivables                              220,124              --          220,124
                                                    -----------     -----------      -----------

         Total assets                               $19,553,692     $ 3,898,323      $23,452,015
                                                    ===========     ===========      ===========

                  LIABILITIES

EMPLOYER CONTRIBUTION PAID IN ADVANCE               $    37,966     $        --      $    37,966
                                                    -----------     -----------      -----------

         Net assets available for benefits          $19,515,726     $ 3,898,323      $23,414,049
                                                    ===========     ===========      ===========



        The accompanying notes are an integral part of these statements.

WESTINGHOUSE AIRBRAKE TECHNOLOGIES CORPORATION 401(k) SAVINGS PLAN FOR EMPLOYEES

                     OF FORMER MOTIVEPOWER INDUSTRIES GROUP

         STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

                                DECEMBER 31, 1999


                                                                            Non-
                                                  Participant           Participant
                                                    Directed              Directed               Total
                                                   -----------          -----------           ----------
                   ADDITIONS

INVESTMENTS INCOME:
   Dividends                                       $ 2,587,152          $        --            2,587,152
   Interest                                             64,000                   --               64,000
   Net appreciation (depreciation) in fair
    value of investments                              (981,142)             712,703             (268,439)
                                                   -----------          -----------           ----------

         Total investment income                     1,670,010              712,703            2,382,713
                                                   -----------          -----------           ----------

CONTRIBUTIONS:
   Employer                                            937,747              849,950            1,787,697
   Participant directed                              2,622,157                   --            2,622,157
   Participant rollovers                             3,840,392                   --            3,840,392
                                                   -----------          -----------           ----------

         Total contributions                         7,400,296              849,950            8,250,246
                                                   -----------          -----------           ----------

OTHER                                                   39,276                   --               39,276
                                                   -----------          -----------           ----------

         Total additions                           $ 9,109,582          $ 1,562,653           10,672,235
                                                   ===========          ===========           ==========

                   DEDUCTIONS

FORFEITURES                                        $   (37,696)         $        --          $   (37,696)

BENEFITS PAID TO PARTICIPANTS                       (1,626,939)                  --           (1,626,939)
                                                   -----------          -----------           ----------

         Total deductions                           (1,664,635)                  --           (1,664,635)
                                                   -----------          -----------           ----------
         Net increase                                7,444,947            1,562,653            9,007,600

INTERFUND TRANSFERS                                  5,460,976           (5,460,976)                --
                                                   -----------          -----------           ----------

         Net increase (decrease)                    12,905,923           (3,898,323)           9,007,600

NET ASSETS AVAILABLE FOR BENEFITS:
   Beginning of year                                19,515,726            3,898,323           23,414,049
                                                   -----------          -----------          -----------

   End of year                                     $32,421,649          $        --          $32,421,649
                                                   ===========          ===========          ===========


        The accompanying notes are an integral part of these statements.

       WESTINGHOUSE AIRBRAKE TECHNOLOGIES CORPORATION 401(k) SAVINGS PLAN

              FOR EMPLOYEES OF FORMER MOTIVEPOWER INDUSTRIES GROUP

                          NOTES TO FINANCIAL STATEMENTS

                           DECEMBER 31, 1999 AND 1998



1. DESCRIPTION OF THE COMPANY AND THE PLAN:

Westinghouse Airbrake Technologies Corporation and its subsidiaries (collectively, the "Company") is a leader in the manufacturing of products for rail and other power-related industries. Through its subsidiaries, the Company manufactures and distributes engineered locomotive components and parts; provides locomotive fleet maintenance; overhauls and remanufactures locomotives; manufactures environmentally friendly switcher, commuter and mid-range DC and AC traction, diesel-electric and liquified natural gas locomotives; and manufactures components for power, marine and industrial markets. The Company's primary customers are freight and passenger railroads, including every Class I railroad in North America.

Effective November 19, 1999, Westinghouse Airbrake Technologies Corporation ("Wabtec") (formerly, Westinghouse Airbrake Company) acquired all of the stock of MotivePower Industries, Inc. ("MotivePower"). As such, Wabtec became the sponsor of the Westinghouse Airbrake Technologies Corporation 401(k) Savings Plan for Employees of Former MotivePower Industries Group (the "Plan") (formerly, MotivePower Industries, Inc. Savings Plan).

During 1998, $432,500 was converted into the Plan from the Microphor Plan, which was merged into the Plan.

The following description of the Plan is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is administered by a Committee appointed by the Board of Directors or the Chief Executive Officer of the Company. The Committee, as named fiduciary, has all powers necessary to carry out the provisions of the Plan and to satisfy the requirements of any applicable law. The Committee establishes among other things the funding policy of the Plan. T. Rowe Price Trust Company (the "Trustee") serves as trustee of the Plan. The Trustee is custodian of the Plan's assets and invests all contributions to the Plan as directed by the Committee and/or the Participants. T. Rowe Price Retirement Plan Services, Inc. (the "Record Keeper") serves as recordkeeper of the Plan.

The Plan is composed of eight funds: the Westinghouse Airbrake Technologies Corporation Common Stock Fund which invests exclusively in the stock of Westinghouse Airbrake Technologies Corporation; the T. Rowe Price Stable Value Fund, which invests primarily in investment contracts issued by insurance companies and banks; the T. Rowe Price

International Stock Fund, which invests in the stock of foreign companies; the
T. Rowe Price Science & Technology Fund, which invests in companies in a wide range of industries including computers, genetic engineering, communications, health care and waste management; the T. Rowe Price Spectrum Income Fund, which invests in up to seven T. Rowe Price Funds selecting from a variety of income instruments including: treasuries, GNMAs, and high quality bonds, high yield bonds, foreign issues, and dividend paying stocks; the T. Rowe Price Short-Term Bond Fund, which invests in short-and intermediate-term securities, focusing on high quality treasuries, certificates of deposit, and finance industry bonds; the T. Rowe Price Spectrum Growth Fund, which invests in up to seven T. Rowe Price Funds selecting from domestic and international stocks and money market securities; and a Participant Loan Fund. Participants may transfer balances between funds daily.

The investments in the Plan are subject to market risk related to the underlying securities. The investments are distributed among various types of securities whose values will fluctuate.


Participation

Substantially all salaried and hourly employees regularly employed by the former MotivePower Industries Group and not covered under the terms of collective bargaining agreements are participants in the plan. A Participant may complete an enrollment form whereby the employee authorizes regular salary deferrals for each pay period, which the Company shall then contribute to the Plan. These contributions are excluded from the Participants' taxable income for federal income tax purposes until received as a withdrawal or distribution from the Plan. A Participant may direct the Company to increase or decrease the percentage of salary deferrals at any time. Such change will take effect as soon as practicable after written notice has been delivered.


Contributions

The Plan provides that a Participant may elect to defer up to the lesser of 15% of salary or the applicable limit established by Internal Revenue Service Code
Section 402(g) ($10,000 for the 1999 calendar year). The Plan also provides that certain limitations may be imposed on Participant contributions in order to comply with statutory requirements.

Beginning January 1, 1998 the Company made matching contributions of 50% of an eligible employee's contributions into the Plan to a maximum of 3% of eligible gross wages.

Prior to November 19, 1999, the Company basic and matching contributions were in the form of MotivePower stock. Effective November 19, 1999, all shares of MotivePower were converted into Wabtec common stock, at the exchange rate established in the Merger Agreement (.66 shares of Wabtec common stock for each share of MotivePower). Those shares of Wabtec common stock will be retained in the Company Stock Fund until the Participant elects to exchange them for another Investment Fund. All future Company contributions will not be invested in the Company Stock Fund, but rather be invested in accordance with the Participant's investment elections.


Withdrawals

Eligible Participants may be permitted to make withdrawals from the Plan subject to provisions in the Plan document. Inactive or terminated Participants may request a lump sum distribution. Amounts contributed through salary deferrals may be withdrawn by or distributed to a Participant only (1) upon termination of employment or (2) upon attaining the age of 59 1/2.

Upon proof, to the satisfaction of the Committee, of an immediate and heavy financial need, amounts in the salary deferral account may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.


Investment Elections

Each Participant may direct salary deferral contributions to be invested in one or more of the eight funds described above. A Participant may change such allocation and/or transfer all or a portion of the value of his or her account, in minimum increments of 1% by notifying the Trustee. Investment of Company basic contributions may not be directed by the Participant while Company matching contributions may be redirected by the Participant once contributed into the Plan.


Valuation

All of a Participant's salary deferral contributions are credited to his or her account. The value of each of the separate funds is determined on each valuation date (daily). The Record Keeper then determines the value and increases or decreases each Participant's account to reflect his or her proportionate interest in each of the funds. A Participant's interest is represented by shares in each fund. Any cash or stock dividend received on shares of Company stock or any T. Rowe Price fund shall be allocated to Participants' accounts.


Vesting

Participants' salary deferral contributions and Company basic contributions are fully vested at all times. With respect to vesting of Company matching contributions, upon completion of five years of service or after attaining Normal Retirement Date (age 65) or by reason of disability or death, a Participant shall become fully vested. Participants are credited with years of service based on years of service with the Company, the previous parent of the Company, subsidiaries of the Company, and subsidiaries acquired through acquisitions depending on the terms of the acquisition agreement. A Participant with less than five years of service shall vest in Company matching contributions according to the following schedule:


               Years of Service              Vesting Percentage
            -----------------------         ----------------------
              Less than 1                             0%
              1 but less than 2                      20%
              2 but less than 3                      40%
              3 but less than 4                      60%
              4 but less than 5                      80%
              5 or more                             100%


Amounts contributed through salary deferrals may be withdrawn by or distributed to a Participant only (1) upon termination of employment or (2) upon attaining the age of 59 1/2. Upon proof, to the satisfaction of the Committee, of an immediate and heavy financial need, amounts in the salary deferral account may be withdrawn for a hardship purpose. Certain income tax penalties may apply to withdrawals or distributions prior to age 59 1/2.

Forfeitures

When terminations of participation in the Plan occur, the nonvested portion of a Participant's account, as defined by the Plan, generally results in a forfeiture. Such forfeitures are available to reduce subsequent Company contributions to the Plan. At December 31, 1999 and 1998, forfeitures totaled $51,976 and $37,966, respectively. However, if upon reemployment, the former Participant fulfills certain requirements, as defined in the Plan, the previously forfeited nonvested portion of the Participant's account will be restored through Company contributions or transfer from the forfeiture account. Participant forfeitures are invested in the T. Rowe Price Stable Value Fund.


Loans to Participants

The Plan allows for loans to Participants. A Participant may apply for and obtain a loan in an amount as defined in the Plan (not less than $1,000 and not greater than $50,000 or 50% of his or her vested account balance) from their account balance. Loans are generally repaid over a period not exceeding five years; however, the term of a loan for the purchase of a primary residence may exceed five years. Interest is charged at a rate deemed reasonable by the Committee.

Payments of principal and interest are credited to the Participant's account. With the exception for loans initiated in a prior plan, Participants may have only one outstanding loan at any time.


Plan Termination

The Company has the right to suspend contributions to the Plan or to terminate or modify the Plan from time to time. In the event that the Plan is terminated or contributions by the Company are discontinued, each Participant's Company contribution account will be fully vested. Benefits under the Plan are provided solely from the Plan assets.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:


Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting.


Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting periods. Actual results may differ from those estimates.


Valuation of Investments

The Plan's shares of common stock and registered investment companies are presented at fair market value, which is based on published market quotations. Loans to participants are valued at cost, which approximates fair value.

Measurement Date

Purchases and sales of securities are recorded on a trade-date basis.


Expenses

The Company has paid all costs and expenses incurred in the administration of the Plan.


Payment of Benefits

Benefits are recorded when paid.


New Accounting Standard

The Accounting Standards Executive Committee issued SOP 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters, "which eliminates the requirements for a defined contribution plan to disclose participant-directed investment programs. The plan adopted SOP 99-3 for the 1999 financial statements and reclassified certain amounts in the 1998 financial statements to eliminate the participant-directed fund investment program disclosures.


3. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:

The following is a reconciliation of net assets available for benefits as reflected in the financial statements to the Form 5500 for the 1999 and 1998 Plan year:


                                                                                          1999               1998
                                                                                       -----------        -----------
    Net assets available for benefits per the financial statements                     $32,421,649        $23,414,049
      Less- Amounts allocated to withdrawing Participants                                   41,385            172,520
                                                                                       -----------        -----------

    Net assets available for benefits per the Form 5500                                $32,380,264        $23,241,529
                                                                                       ===========        ===========


The following is a reconciliation of benefits paid to Participants as reflected in the financial statements to the Form 5500 for the 1999 Plan year.


                                                                                                  1999
                                                                                                ---------
    Benefits paid to Participants per the financial statements                                  $1,626,939
      Add- Amounts allocated to withdrawing Participants at December 31, 1999                       41,385
      Less- Amounts allocated to withdrawing Participants at December 31, 1998                     172,520
                                                                                                ----------

    Benefits paid to Participants per the Form 5500                                             $1,495,804
                                                                                                ==========

Amounts allocated to withdrawing Participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.


4. TAX STATUS:

The Plan obtained its latest determination letter on February 12, 1996 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.


5. INVESTMENTS EXCEEDING 5% OF NET ASSETS:

The Plan's investments which exceeded 5% of net assets available for benefits are as follows:

                                                      1999          1998
                                                   ----------    -----------

    MotivePower Industries, Inc. Common Stock      $       --    $8,059,753
    Wabtec Corporation Common Stock                 6,065,494            --
    T. Rowe Price Stable Value Fund                 3,285,667     2,787,221
    T. Rowe Price International Stock Fund          1,985,735     1,425,420
    T. Rowe Price Science & Technology Fund         9,910,474     4,338,646
    T. Rowe Price Spectrum Income Fund              1,984,394     1,725,412
    T. Rowe Price Spectrum Growth Fund              7,351,524     3,700,001

                                                                      Schedule I

 WESTINGHOUSE AIRBRAKE TECHNOLOGIES CORPORATION 401(k) SAVINGS PLAN
              FOR EMPLOYEES OF FORMER MOTIVEPOWER INDUSTRIES GROUP
                                Plan Number: 001
                                 EIN: 82-0461010
    ITEM 4i - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR

                                DECEMBER 31, 1999

                                              Description of investment including maturity
 Identity of issue, borrower, lessor or       date, rate of interest, collateral, par of                  Current
         similar party                                      maturity value                                  Value
 ---------------------------------------      ---------------------------------------------          -----------------

   Common Stock
   ------------
*  Wabtec Corporation                         Wabtec Corporation
                                              341,717.953 Shares                                          $ 6,065,494
                                                                                                          -----------

   Registered Investment Companies
   -------------------------------
*  T. Rowe Price Trust Company                T. Rowe Price Stable Value Fund
                                              3,285,667.088 Shares                                          3,285,667

*  T. Rowe Price Trust Company                T. Rowe Price International Stock Fund
                                              104,347.623 Shares                                            1,985,735

*  T. Rowe Price Trust Company                T. Rowe Price Science & Technology Fund
                                              155,556.021 Shares                                            9,910,474

*  T. Rowe Price Trust Company                T. Rowe Price Spectrum Income Fund
                                              185,284.186 Shares                                            1,984,394

*  T. Rowe Price Trust Company                T. Rowe Price Short-Term Bond Fund
                                              108,339.903 Shares                                              492,947

*  T. Rowe Price Trust Company                T. Rowe Price Spectrum Growth Fund
                                              415,105.823 Shares                                            7,351,524

*  T. Rowe Price Trust Company                T. Rowe Price New Horizons Fund
                                              100.506 Shares                                                    2,766

*  T. Rowe Price Trust Company                T. Rowe Price Equity Income Fund
                                              218.001 Shares                                                    5,409

*  T. Rowe Price Trust Company                T. Rowe Price Blue Chip Growth Fund
                                              36.34 Shares                                                     75,855

   Loan Fund
   ---------
*  Participant Loans                          Various Loans; 8.25% to 10.75%, due
                                              12 to 120 months from date of loan                              831,980
                                                                                                          -----------

                                                                                                          $31,992,245
                                                                                                          ===========

* Party-In-Interest

                                   SIGNATURE


         Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                               Westinghouse Air Brake Technologies Corporation


                               By /s/ Robert J. Brooks
                                 -----------------------
                                     Robert J. Brooks
                                 Chief Financial Officer


June 28, 2000